FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                    Janeczko, Robert J.
                                                            P.O. Box 968
                                                            Lake Stevens, WA 98258
2. Issuer Name and Ticker or Trading Symbol:                Mariculture Systems, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                 12/2001
5. If Amendment, Date of Original:                          N/A
6. Relation of Reporting Person to Issuer                   X Director
                                                            _ 10% owner
                                                            _ Officer (Title):
                                                            _ Other (Specify)
     X Filed by One Reporting Person.
    __ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                                 Common Stock
2. Transaction Date                                                   12/03/01
3. Transaction Code                                                   J
4. Securities Acquired (A) or Disposed (D):       Amount:             300(1)
                                                  A or D:             A
                                                  Price:              $0
5. Amount of Securities Beneficially Owned at end of Month:           600
6. Ownership Form; Direct (D) or  Indirect (I):                       D
7. Nature of Indirect Beneficial Ownership:                           N/A


*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                             Convertible Note
2.  Conversion or Exercise Price of Derivative Security:                      $0.50
3.  Transaction Date (M/D/Y):                                                 12/20/01
4.  Transaction Code:                                                         J
                   V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):          $1,000
6.  Date Exercisable:                                                         12/20/01
    Expiration Date:                                                          12/20/02
7.  Title of Underlying Securities:                                           Common Stock
    Amount or number of Shares:                                               2,000
8.  Price of Derivative Security:                                             $0.50
9.  Number of Derivative Securities Beneficially Owned  at end of Month:      $1,000
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:                                               D
11. Nature of Indirect Beneficial Ownership:                                  N/A



EXPLANATION OF RESPONSES:

Mr. Janeczko was issued 300 shares of the Company's common stock for services to the Company as a member of the Board of Directors.

Mr. Janeczko also purchased a $1,000 convertible note convertible at any time at a price of $0.50 per share to shares of the Company's common stock with maturity one (1) year from date of issuance. The note bears interest at a rate of ten percent (10%) per annum, payable in shares of the Company's common stock at time of conversion or maturity.





/s/Robert J. Janeczko                        Date: 08 Jan 02
---------------------------------
Robert J. Janeczko
**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).